                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 6)

                         Cablevision Systems Corporation
                      -------------------------------------
                                (Name of Issuer)


       Cablevision NY Group Class A Common Stock, par value $.01 per share
             -------------------------------------------------------
                         (Title of Class of Securities)

             Cablevision NY Group Class A Common Stock: 12686C-10-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
                         -------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF REPORTING PERSON                                               Dolan Family LLC

                                                                                  11-3519521
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                               (A) [ ]
                                                                                     (B) [ ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION                                          Delaware

NUMBER OF SHARES          5.      SOLE VOTING POWER                                        0
  BENEFICIALLY
  OWNED BY EACH           6.      SHARED VOTING POWER                                      0
REPORTING PERSON
      WITH                7.      SOLE DISPOSITIVE POWER                                   0

                          8.      SHARED DISPOSITIVE POWER                         7,977,325


9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                 7,977,325

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                  [X]*

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                 3.3%


12.   TYPE OF REPORTING PERSON                                                            OO

* Dolan Family LLC disclaims beneficial ownership of 10,278,568 shares of Cablevision Class A Common Stock owned by other Reporting Persons as to which the Dolan Family LLC has no voting or dispositive power.

1.   NAME OF REPORTING PERSON                                              Kathleen M. Dolan, individually and as
                                                                           Trustee for Dolan Descendants Trust, Dolan
                                                                           Progeny Trust, Dolan Grandchildren Trust,
                                                                           Dolan Spouse Trust, DC Kathleen Trust, and
                                                                           as Director of Dolan Children's Foundation

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                      Not Applicable

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                        (A) [ ]
                                                                                                             (B) [ ]
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION                                                                     U.S.A.

NUMBER OF SHARES          5.      SOLE VOTING POWER                                                            6,381
  BENEFICIALLY
  OWNED BY EACH           6.      SHARED VOTING POWER                                                     11,856,761
REPORTING PERSON
      WITH                7.      SOLE DISPOSITIVE POWER                                                       6,381

                          8.      SHARED DISPOSITIVE POWER                                                11,856,761

9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                 11,863,142

10.          CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                                                                [X]*

11.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                                                                4.9%
12.        TYPE OF REPORTING PERSON                                                                               IN

* Kathleen M. Dolan, individually and as Trustee and Director of the trusts and foundation listed above, disclaims beneficial ownership of 6,392,751 shares of Cablevision Class A Common Stock owned by other Reporting Persons as to which she has no voting or dispositive power.

1.         NAME OF REPORTING PERSON                                                Marianne Dolan Weber, individually and
                                                                                   as Trustee for Dolan Descendants Trust,
                                                                                   Dolan Progeny Trust, Dolan
                                                                                   Grandchildren Trust, Dolan Spouse
                                                                                   Trust, DC Marianne Trust and as
                                                                                   Director of Dolan Children's Foundation
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                       Not Applicable

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                         (A) [ ]
                                                                                                                    (B) [ ]

3.         SEC USE ONLY

4.         CITIZENSHIP OR PLACE OF ORGANIZATION                                                                      U.S.A.

NUMBER OF SHARES          5.      SOLE VOTING POWER                                                                   6,381
  BENEFICIALLY
  OWNED BY EACH           6.      SHARED VOTING POWER                                                            11,800,403
REPORTING PERSON
      WITH                7.      SOLE DISPOSITIVE POWER                                                              6,381

                          8.      SHARED DISPOSITIVE POWER                                                       11,800,403

9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                        11,806,784

10.          CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                                                                       [X]*

11.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                         4.8%

12.          TYPE OF REPORTING PERSON                                                                                    IN

* Marianne Dolan Weber, individually and as Trustee and Director of the trusts and foundation listed above, disclaims beneficial ownership of 6,449,109 shares of Cablevision Class A Common Stock owned by other Reporting Persons as to which she has no voting or dispositive power.

1.         NAME OF REPORTING PERSON                                              Deborah Dolan-Sweeney, individually and
                                                                                 as Trustee for Dolan Descendants Trust,
                                                                                 Dolan Progeny Trust, Dolan Grandchildren
                                                                                 Trust, Dolan Spouse Trust, DC Deborah
                                                                                 Trust and as Director of Dolan
                                                                                 Children's Foundation
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                      Not Applicable

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                        (A) [ ]
                                                                                                                   (B) [ ]

3.         SEC USE ONLY

4.         CITIZENSHIP OR PLACE OF ORGANIZATION                                                                     U.S.A.

NUMBER OF SHARES          5.      SOLE VOTING POWER                                                                  6,381
  BENEFICIALLY
  OWNED BY EACH           6.      SHARED VOTING POWER                                                           11,856,761
REPORTING PERSON
      WITH                7.      SOLE DISPOSITIVE POWER                                                             6,381

                          8.      SHARED DISPOSITIVE POWER                                                      11,856,761

9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                       11,863,142

10.          CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                                                                      [X]*

11.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                        4.9%

12.          TYPE OF REPORTING PERSON                                                                                   IN

* Deborah Dolan-Sweeney, individually and as Trustee and Director of the trusts and foundation listed above, disclaims beneficial ownership of 6,392,751 shares of Cablevision Class A Common Stock owned by other Reporting Persons as to which she has no voting or dispositive power.

1.         NAME OF REPORTING PERSON                                               Paul J. Dolan, individually and as
                                                                                  Trustee for CFD Trust #10, Dolan
                                                                                  Descendants Trust, Dolan Progeny Trust,
                                                                                  Dolan Grandchildren Trust, Dolan Spouse
                                                                                  Trust, DC James Trust and DC Kathleen
                                                                                  Trust
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                      Not Applicable

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                        (A) [ ]
                                                                                                                   (B) [ ]

3.         SEC USE ONLY

4.         CITIZENSHIP OR PLACE OF ORGANIZATION                                                                     U.S.A.

NUMBER OF SHARES          5.      SOLE VOTING POWER                                                                633,018
  BENEFICIALLY
  OWNED BY EACH           6.      SHARED VOTING POWER                                                           11,932,811
REPORTING PERSON
      WITH                7.      SOLE DISPOSITIVE POWER                                                           633,018

                          8.      SHARED DISPOSITIVE POWER                                                      11,932,811

9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                       12,565,829

10.          CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                                         [X]*

11.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                        5.1%

12.          TYPE OF REPORTING PERSON                                                                                   IN

* Paul J. Dolan, individually and as Trustee of the trusts listed above, disclaims beneficial ownership of 5,690,064 shares of Cablevision Class A Common Stock owned by other Reporting Persons as to which he has no voting or dispositive power.

                       CONTINUATION PAGES TO SCHEDULE 13G


ITEM 1(A)         NAME OF ISSUER:

                  Cablevision Systems Corporation

ITEM 1(B)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1111 Stewart Avenue
                  Bethpage, New York 11714

ITEM 2(A)         NAME OF PERSON FILING:

                  This Statement is being filed by the persons (the "Reporting Persons") identified in the cover pages hereto, each of which is incorporated herein by reference.

ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The address of the principal place of business for each Reporting Person is:
                  c/o William A. Frewin
                  340 Crossways Park Drive
                  Woodbury, New York  11797

ITEM 2(C)         CITIZENSHIP:

                  Dolan Family LLC is a limited liability company formed in Delaware. Each other Reporting Person is a citizen of the U.S.A.

ITEM 2(D)         TITLE OF CLASS OF SECURITIES:

                  Cablevision NY Group Class A Common Stock, par value $.01 per share ("Cablevision Class A Common Stock")

ITEM 2(E)         CUSIP NUMBER:

                  Cablevision Class A Common Stock: 12686C-10-9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS:

                  Not Applicable.

ITEM 4.           OWNERSHIP

                  (A)      AMOUNT BENEFICIALLY OWNED

                           The amount of shares beneficially owned by each Reporting Person is set forth in Item 9 of each of the cover pages hereto, each of which is incorporated herein by reference.

                  (B)      PERCENT OF CLASS:

                           The percent of the class beneficially owned by each Reporting Person is set forth in Item 11 of each of the cover pages hereto, each of which is incorporated herein by reference.

                  (C)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                           (I)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                           (II)     SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                           (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                           (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                           The number of shares as to which each Reporting Person has sole or shared voting power and sole or shared dispositive power is set forth in Items 5 through 8 of each of the cover pages hereto, each of which is incorporated herein by reference.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.



ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  See Exhibit A hereto.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  See Exhibit B hereto.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February  5, 2003

                        Dolan Family LLC

                        By:  Edward C. Atwood,
                              as Manager

                        By:                           *
                               -------------------------------------------

                        Kathleen M. Dolan, individually and as Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse
                        Trust, DC Kathleen Trust, and as
                        Director of  Dolan Children's Foundation

                        By:                           *
                               -------------------------------------------

                        Marianne Dolan Weber, individually and as Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC Marianne Trust, and as Director of Dolan Children's Foundation

                        By:                           *
                               -------------------------------------------

                        Deborah Dolan Sweeney, individually and as Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC Deborah Trust, and as Director of Dolan Children's Foundation

                        By:                           *
                               -------------------------------------------

                        Paul J. Dolan, individually and as Trustee for CFD Trust #10, Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC James Trust, and DC Kathleen Trust

                        By:                           *
                               -------------------------------------------

* By:     /s/ William A. Frewin, Jr.
         -----------------------------
              William A. Frewin, Jr.
              Attorney-in-Fact

                                                                       Exhibit A
                                                                       ---------

         Each of Kathleen Margaret Dolan, Marianne Dolan Weber, Deborah Dolan-Sweeney and Paul J. Dolan is currently a trustee (a "Trustee" and together, the "Trustees") for each of the Trusts, which as of December 31, 2002 beneficially own in the aggregate, either directly or indirectly through their membership interests in Dolan Family LLC, 8,063,925 shares of Cablevision Class B Common Stock, par value $.01 per share, of the Issuer (the "Cablevision Class B Common Stock"). Cablevision Class B Common Stock is convertible at the option of the holder thereof, share for share into Cablevision Class A Common Stock, par value $.01 per share, of the Issuer (the "Cablevision Class A Common Stock"). As a Trustee of the Trusts, each of the Trustees has the shared power to vote and dispose of all shares held by the Trusts and Dolan Family LLC. Under certain rules of the Securities and Exchange Commission, so long as the Trustees retain such powers, they are deemed to have beneficial ownership thereof for purposes of Schedule 13G reporting.

         The following table lists each Trust's name and the name of its beneficiary or description of its beneficiary class.

    Name of Trust                 Beneficiary
    -------------                 -----------

    Dolan Descendants Trust       All descendants of Charles F. Dolan living at
                                  any time and from time to time.

    Dolan Progeny Trust           All children of Charles F. Dolan living at any
                                  time and from time to time.

    Dolan Grandchildren Trust     All children and grandchildren of
                                  Charles F. Dolan living at any time
                                  and from time to time.

    Dolan Spouse Trust            All descendants of Charles F. Dolan living at
                                  any time and from time to time and their spouses.



         Pursuant to the provisions of the agreements governing the Trusts, the economic interest in the shares of the Issuer owned by each Trust is held by such Trust's beneficiary class. For each Trust, distributions of income and principal can be made in the discretion of the non-beneficiary Trustee (in each case, Paul J. Dolan) to any one or more of the members of such Trust's beneficiary class.

         Each of Kathleen Margaret Dolan, Marianne Dolan Weber and Deborah Dolan-Sweeney (each a "Current Beneficiary") is a beneficiary of, respectively, the DC Kathleen Trust, the DC Marianne Trust and the DC Deborah Trust (together, the "DC Trusts"), which as of December 31, 2002 own in the aggregate 5,746,971 shares of Cablevision Class B Common Stock. For each of the DC Trusts, distributions of income and principal can be made in the discretion of the non-beneficiary trustee to the Current Beneficiary. The Current Beneficiary has the power during his or her life to appoint all or part of his or her DC Trust to or for the benefit of one or more of her descendants.

         The following table lists each DC Trust's name and the name of its beneficiary or description of its beneficiary class.

Name of Trust                              Beneficiary
-------------                              -----------

DC Kathleen Trust                          Kathleen Margaret Dolan

DC Marianne Trust                          Marianne Dolan Weber

DC Deborah Trust                           Deborah Dolan-Sweeney

         Beneficiaries of any DC Trust can be said to have only a contingent economic interest in the securities of the Issuer held by such DC Trust because the non-beneficiary trustee thereof has the sole discretion to distribute or accumulate the income from each DC Trust and the sole discretion to distribute the principal of each DC Trust to the beneficiary of such DC.

         Paul J. Dolan is also the non-beneficiary trustee of the DC James Trust and the DC Kathleen Trust, which as of December 31, 2002 own in the aggregate 3,868,886 shares of Cablevision Class B Common Stock.

         In addition, Paul J. Dolan is the sole trustee of the CFD Trust #10. As of December 31, 2002, the CFD Trust #10 owns 14,259 shares of Cablevision Class A Common Stock and 596,423 shares of Cablevision Class B Common Stock. Mr. Dolan does not have an economic interest in any such shares, but, as the Trustee of the Trust, does have the power to vote and dispose of such shares. Under certain rules of the Securities and Exchange Commission, so long as he retains such powers, he is deemed to have beneficial ownership thereof for purposes of
Schedule 13G reporting.

         Distributions of income and principal can be made in the Trustee's discretion to Marie Atwood (the "Current Beneficiary"). The Current Beneficiary has a power during her life to appoint all or part of the CFD Trust No. 10 to or for the benefit of one or more of her descendants. Upon the death of the Current Beneficiary, the CFD Trust No. 10, if not previously terminated, will pass as appointed by the Current Beneficiary to or for the benefit of one or more of her descendants. Any unappointed portion of the CFD Trust No. 10 will pass, in further trust, per stirpes to the Current Beneficiary's then living descendants, or if none, among the Current Beneficiary's heirs-at-law. The spouse of the Current Beneficiary, if he survives the Current Beneficiary, has a power during his life and upon his death to appoint all or part of any such continuing trusts to or for the benefit of one or more of the Current Beneficiary's descendants.

         The Dolan Family LLC has entered into a contractual arrangement with an unaffiliated third party whereby such third party has the right to receive distributions on certain shares of Cablevision Class B Common Stock held by the Dolan Family LLC. Such shares do not represent, in the aggregate, more than 5% of the Cablevision Class A Common Stock.

                                                                       Exhibit B
                                                                       ---------

                     Identification of Members of the Group
                     --------------------------------------

DOLAN FAMILY LLC

KATHLEEN M. DOLAN, individually and as Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC Kathleen Trust, and as Director of Dolan Children's Foundation

MARIANNE DOLAN WEBER, individually and as Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC Marianne Trust, and as Director of Dolan Children's Foundation

DEBORAH DOLAN-SWEENEY, individually and as Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC Marianne Trust, and as Director of Dolan Children's Foundation

PAUL J. DOLAN, individually and as Trustee for CFD Trust #10, Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC James Trust and the DC Kathleen Trust

                                                                       Exhibit C
                                                                       ---------

                             JOINT FILING AGREEMENT
                             ----------------------

         Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13G to which this exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Dated:  February 5, 2003

                           Dolan Family LLC

                           By:    Edward C. Atwood,
                                  as Manager

                           By:                        *
                                  -------------------------------------

                           Kathleen M. Dolan, individually and as Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse
                           Trust, DC Kathleen Trust, and as
                           Director of  Dolan Children's Foundation

                           By:                        *
                                  -------------------------------------

                           Marianne Dolan Weber. individually and as Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC Marianne Trust, and as
                           Director of  Dolan Children's Foundation

                           By:                        *
                                  -------------------------------------

                           Deborah Dolan Sweeney, individually and as Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC Deborah Trust, and as Director of Dolan Children's Foundation

                           By:                        *
                                  -------------------------------------

                           Paul J. Dolan, individually and as Trustee for CFD Trust #10, Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC James Trust, and DC Kathleen Trust

                           By:                        *
                                  -------------------------------------

* By:      /s/ William A. Frewin, Jr.
           -----------------------------
               William A. Frewin, Jr.
               Attorney-in-Fact